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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                          Pro Tech Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Insurer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   742944-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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
CUSIP NO. 742944-10-1                                          Page 2 of 5 Pages



--------------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person and Social Security Identification No.
         Keith Larkin

--------------------------------------------------------------------------------------------------------------------
2.       Check the appropriate box if a member of a group*                                                (a) [ ]
                                                                                                          (b) [ ]

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3.       SEC Use Only


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4.       Citizenship or Place of Organization
         U.S.A.

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                           5.       Sole Voting Power
Number of                           1,577,700
 Shares                    -----------------------------------------------------------------------------------------
Beneficially               6.       Shared Voting Power
 Owned By                           none
Each Reporting             -----------------------------------------------------------------------------------------
 Person                    7.       Sole Dispositive Power
  With                              1,577,700
                           -----------------------------------------------------------------------------------------
                           8.       Shared Dispositive Power
                                    none
--------------------------------------------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,577,700

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10.      Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares*                                  [ ]

--------------------------------------------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9
         35.1

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12.      Type of Reporting Person*
         IN

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


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CUSIP NO. 742944-10-1                                          Page 3 of 5 Pages



Item 1(a).     Name of Issuer.

         This Statement relates to the common stock, par value $.001 per share ("Common Stock"), of Pro Tech Communications, Inc..

Item 1(b).    Address of Principal Executive Offices.

         3311 Industrial 25th Street, Ft. Pierce, Florida 34946

Item 2(a).    Name of Person Filing.

         Keith Larkin

Item 2(b).    Address of Principal Business Office or, if none, Residence.

         3311 Industrial 25th Street, Ft. Pierce, Florida 34946

Item 2(c).    Citizenship.

         The Reporting Person is a citizen of the United States of America


Item 2(d).    Title of Class of Securities.

         Common Stock, par value $.001 par share


Item 2(e).    CUSIP Number.

         742944-10-1

Item 3.

         Not Applicable



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CUSIP NO. 742944-10-1                                          Page 4 of 5 Pages



Item 4.       Ownership.

         (a)      Amount beneficially owned:
                           1,577,700 shares of Common Stock

         (b)      Percent of class:
                           35.1%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to direct the vote: 1,577,700

                  (ii)     shared power to vote or direct the vote: none

                  (iii)    sole power to dispose or direct the disposition of:
                           1,577,700

                  (iv)     shared power to dispose or to direct disposition of:
                           none

         As of December 17, 1996, the Reporting Person is deemed to beneficially own 1,577,700 shares of Common Stock, which amount includes: (a) 540,000 shares of Common Stock underlying a stock option, which is presently exercisable at a price of $.50 per share and expires on April 15, 1999; and (b) 40,000 shares of Common Stock owned by The Seek Foundation, an organization described in Section 501(c)(3) of the Internal Revenue Code of 1954. The directors of such organization are Keith Larkin and his wife, Cynthia Larkin.

Item 5.        Ownership of Five Percent or Less of Class.

               Not Applicable.

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

               Not Applicable.


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CUSIP NO. 742944-10-1                                          Page 5 of 5 Pages



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.


Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notices of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  Not Applicable.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 2, 1997                            /s/ Keith Larkin
                                                  ----------------------------
                                                      Keith Larkin



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